Press Release

[Graphic omitted] Ahold

                                                        Royal Ahold
                                                        Corporate Communications

                                                 Date:  July 7, 2003

                                 For more information:  +31 75 659 57 20

Ahold names Albert Voogd Store Operations Director at Albert Heijn

Zaandam, The Netherlands, July 7, 2003 - The Ahold Corporate Executive Board has named Albert Voogd (38) as Director of Store Operations at Albert Heijn.

Voogd currently serves as Executive Vice President Store Operations at Bompreco, one of Ahold's Brazilian operating companies.

Prior to that, Voogd was a regional manager within Store Operations at Albert Heijn, Program Director Ahold Corporate Business Development and Director International Projects for Ahold Project Services in the United States. Voogd started at Ahold as a management trainee in 1989, as did Chris Dik, the new Albert Heijn Chief Financial Officer.

Albert Voogd succeeds Ronald van Zetten, who has accepted a new position with Vendex KBB as Chairman of the Board at Hema.


Ahold Corporate Communications:  +31.75.659.57.20

                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 650 5720
                                                  Fax:    +31 (0)75 659 8302

http://www.ahold.com